Via Facsimile and U.S. Mail
Mail Stop 6010

      October 3, 2005


Mr. Jeffrey A. Ludrof
President and CEO
Erie Family Life Insurance Company
100 Erie Insurance Place
Erie, PA   16530

      Re:	Erie Family Life Insurance Company
		Amended Form 10-K for the fiscal year ended December 31,
2004
		Filed August 12, 2005
		File No. 002-39458


Dear Mr. Ludrof:

      We have reviewed your May 27, 2005, July 18, 2005 and August
8,
2005 responses to our May 6, 2005 comment letter. We have also reviewed the amended Form 10-K filed on August 12, 2005 and have the following comments. In our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K/A for the fiscal year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 11

Critical Accounting Estimates, page 12

Deferred policy acquisition costs (DAC) asset, page 14

1. Refer to your response to comment two related to this section.
Please provide us your proposed disclosure to be included in future filings with a discussion of the sensitivity of your DAC to changes in gross profits or other factors.

Insurance liabilities, page 13

2. Refer to your response to comment two related to this section. You state in your response related to the disclosures for your insurance liabilities that a discussion of sensitivity is not meaningful. Please note that the comment only presents a suggested format that is intended to allow investors to better understand the sensitivity of your operations related to the factors that you have identified as key in establishing these reserves. If you do not feel this proposed format is applicable to your business, then please provide us similar disclosure in another format that will allow an investor the desired insights into the sensitivity of these liabilities to the key factors described.

Results of Operations, page 15

Revenues, page 15

3. Please tell us how your revised disclosures comply with the items requested in comment three and with your proposed disclosures included in your letter to us dated July 18, 2005. It appears the effect of the decline in annuity deposits on the financial condition and operations of the business has not been discussed in the amended filing. The discussion of the effect of the process review on new premiums, described in your letter was similarly omitted.

Financial Statements, page 30

Note 4.  Investments, page 42

4. Refer to your response to comment eight. Your response did not address the fact that in spite of the way these transactions are viewed, the affect of these transactions results in essence in a borrowing which would be classified as a lending activity. Please explain to us why you feel that your intention in entering into these transactions is more persuasive than the substance of the transaction which is a borrowing. Address specifically the guidance provided in
SFAS 140 related to this type of transaction in your response.


*    *    *    *

      	Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      You may contact Ibolya Ignat, Staff Accountant, at (202)
551-
3656, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.


							Sincerely,



							Jim B. Rosenberg
							Senior Assistant Chief
Accountant

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Jeffrey A. Ludrof
Erie Family Life Insurance Company
October 3, 2005
Page 3